FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company", "PTM", or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

October 20, 2022

ITEM 3. NEWS RELEASE

A news release was disseminated on October 20, 2022 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Yukon and Nunavut Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that that Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") has approved in principle a R380 million (approx. US$21.0 million) pre-construction work program (the "Work Program") for the Waterberg Project, focused on early infrastructure, de-risking and project optimization.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company announced that Waterberg JV Co. has approved in principle the Work Program for the Waterberg Project, focused on early infrastructure, de-risking and project optimization.

An initial budget for the first R45 million (approx. US$2.5 million) of the Work Program (the "Initial Budget"), to be spent by March 31, 2023, has been unanimously approved by the board of directors of Waterberg JV Co., which is owned by the Company, Japan Oil, Gas and Metals National Corporation ("JOGMEC"), Hanwa Co. Ltd. ("Hanwa"), Impala Platinum Holdings Ltd. ("Implats"), and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

"The Waterberg JV co-owners are pleased to collaborate on and fund this important and substantial Work Program, which will advance the Waterberg Project," said Platinum Group President and CEO Frank Hallam. "Waterberg JV Co. has laid out an early infrastructure plan intended to significantly de-risk the future construction of the project.  While the Work Program is being executed, we plan to continue seeking a third-party concentrate offtake agreement for Waterberg JV Co. and, as a possible alternative, PTM plans to assess the potential establishment of a new smelter and base metal refinery business, jointly with third party investors, capable of processing Waterberg concentrate."

The Work Program will focus on project infrastructure including initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan.  An update to the 2019 Waterberg Definitive Feasibility Study ("DFS Update") is also planned, including a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.

As a precursor to the DFS Update, an infill drilling program has been approved targeting near surface, modelled Inferred Mineral Resource blocks that have good potential for conversion to higher confidence levels, thereby allowing them to be added to early mine plans, potentially reducing early capital expenditure and the period to first mining.  The infill drill program, budgeted at R 23.0 million (approx. US $1.25 million), is scheduled to commence shortly and is planned to consist of 16 T Zone NQ boreholes and 16 F Zone NQ boreholes.  Mineralized material recovered from the drill program will be assayed and the remaining material will be processed to determine dry-stack tailings characteristics and provide additional concentrate metallurgical data. If dry stack tailings methods are implemented in the DFS Update, it is expected that mine water consumption will be reduced by 40% to 50%.

The Initial Budget for the Work Program will be funded pro rata by the joint venture partners and was coordinated to match fiscal year and budgetary periods for JOGMEC and Hanwa. Subsequent expenditures in accordance with the Work Program are subject to expected approvals for sequential time periods ending on August 31, 2024.

Today's announcement is another key step on the journey to leveraging the potential of the Waterberg deposit and its prospective positive economic, social, and community impacts. A future construction decision for the Waterberg Project would benefit local stakeholders by offering skilled job opportunities, improved roads, better access to water services, as well as training and education opportunities.

Qualified Person

Qualified Person Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this material change report and has previously visited the Waterberg Project site.

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include but are not limited to statements regarding further approvals, completion and potential results of the Work Program and DFS Update, a potential construction decision for the Waterberg Project, a potential offtake agreement or new smelter and base metal refinery, and the potential economic, social and community impacts of the Waterberg Project. Although the Company believes any forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including that the portions of the Work Program subject to the Initial Budget are subject to further approval by the Waterberg JV Co. owners; the timely completion of additional required financings and potential terms thereof; possible adverse impacts due the global outbreak of COVID-19; rising global inflation and increased potential supply chain disruptions, international conflict and other geopolitical tensions and events; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission (the "SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The technical and scientific information included herein has been prepared in accordance with NI 43-101 which is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the technical and scientific disclosure requirements of the SEC.  Consequently, the technical and scientific information included herein, including any reference to mineral reserves or mineral resources, may not be comparable to the information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CEO
T: (604) 899-5450

ITEM 9. DATE OF REPORT

October 20, 2022